AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

Carlyle AlpInvest Private Markets Fund

(Name of Subject Company (Issuer))

Carlyle AlpInvest Private Markets Fund

(Name of Filing Person (Issuer))

Class A Shares

(Title of Class of Securities)

14308H 102

(CUSIP Number of class of securities)

Class I Shares

(Title of Class of Securities)

14308H 201

(CUSIP Number of class of securities)

Cameron Fairall

AlpInvest Private Equity Investment Management, LLC

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [    ]

Introductory Statement

This Amendment No. 1 (“Amendment No. 1”) relates to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on August 1, 2024 by Carlyle AlpInvest Private Markets Fund, a Delaware statutory trust (the “Fund”), in connection with an offer by the Fund (the “Offer”) to repurchase its shares of beneficial interest (the “Shares”) in an amount up to 5% of the total net assets of the Fund that are tendered and not withdrawn by shareholders of the Fund at a price equal to the net asset value per Class A Share and per Class I Share, respectively, as of September 30, 2024, upon the terms and subject to the conditions set forth in the Offer to Repurchase Shares of Beneficial Interest, dated August 1, 2024 (the “Offer to Repurchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively, to the Schedule TO.

This Amendment No. 1 amends and restates in its entirety Item 12 of the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the other information previously reported on the Schedule TO.

You should read this Amendment No.1 together with the Schedule TO, the Offer to Repurchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Repurchase.

Item 12. Exhibits.

This Amendment No. 1 amends and restates Item 12 of the Schedule TO as follows:

Exhibit No.	Document
(a)(1)(i)	Cover Letter to Offer to Repurchase.(1)
(a)(1)(ii)	Offer to Repurchase.(1)
(a)(1)(iii)	Form of Letter of Transmittal.(1)
(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.(1)
(a)(1)(v)	Form of Notice of Withdrawal.(1)
(a)(2)-(4)	Not applicable.
(a)(5)	None.
(b)(1)	Credit Agreement dated as of March 9, 2023, by and among the Fund, as borrower, the holding vehicles party thereto, Barclays Bank plc, as agent, and the financial institutions named therein as lenders.(2)
(b)(2)	Amendment No. 1 to Credit Agreement, dated as of June 24, 2024, by and among the Fund, as borrower, the holding vehicles party thereto, Barclays Bank plc, as agent, and the financial institutions named therein as lenders.(1)
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fees – Calculation of Filing Fee Table.(1)

(1)	Incorporated by reference to the Registrant’s Schedule TO-I, as filed with the Securities and Exchange Commission on August 1, 2024.
(2)	Incorporated by reference to the Registrant’s Schedule TO-I, as filed with the Securities and Exchange Commission on January 26, 2024.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlyle AlpInvest Private Markets Fund

By:	/s/ Joseph O’Connor
Name:	Joseph O’Connor
Title:	President

Dated as of August 7, 2024